Joint First-To-Die Level Term Insurance Rider

This rider is part of your policy. The date of issue of this rider is the same as the date of issue of the policy unless this rider is added after issue.

                                     Insured

As used in this rider, the insureds are the same as the insureds for the policy unless otherwise stated on page 3.

                                     Benefit

We will pay the amount of insurance provided by this rider to the beneficiary upon receipt of due proof of death of the first of the insureds to die. This death must occur while this rider was in force. The amount of insurance is shown on page 3.

                                Incontestability

We will not contest this rider after it has been in force during the lifetime of each insured for 2 years from its date of issue.

                           Misstatement of Age or Sex

If either insured s age or sex has been misstated, any amount payable by us will be adjusted to the amount the premiums paid would have purchased at the correct age and sex according to the rates in effect on the date of issue.

                                     Suicide

If either insured commits suicide, while sane or insane, within 2 years from the date of issue of this rider, the amount we pay under this rider will be limited to the premiums paid for this rider.

                                   Beneficiary

The beneficiary for this rider will receive the proceeds of this rider upon the death of the first of the insureds to die. Beneficiaries are named in the application unless you change them later. You can name more than one beneficiary. The interests of a beneficiary who dies before the first of the insureds to die will pass to any surviving beneficiaries unless you specify otherwise. If no beneficiary survives the first of the insureds to die the rights to rider proceeds will vest in you.

                                    Premiums

The premium for this rider is payable at our home office as part of each premium on the policy in the amount and for the number of years shown on page 3 of the policy, or until prior termination of this rider.

                                    Dividends

We will determine the share of divisible surplus of this rider each year. The share will be credited as a dividend and will be applied under the same dividend option as selected for the policy.


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                                   Termination

This rider will automatically terminate on the earliest of the following dates:

1.  the expiry date of this rider shown on page 3;

2.  the date of termination of the policy;

3. the date the policy is surrendered for cash or continued as paid-up insurance;

4.  the date of death of the first of the insureds to die; or

5. on any premium due date following your written request.

                               American United Life Insurance Company


                                   Secretary